Exhibit 21.1

Subsidiaries of the Registrant

Cree Microwave, Inc., a North Carolina corporation

Cree Technologies, Inc., a North Carolina corporation

Cree Employee Services Corporation, a North Carolina corporation

CI Holdings, Limited, a North Carolina corporation

Cree Funding, LLC, a Delaware limited liability company (effective June 27, 2004, Cree Funding, LLC was merged into Cree, Inc.)

Cree Asia-Pacific, Inc., a North Carolina corporation

Cree Japan, Inc., a North Carolina corporation